Exhibit 99.1

Webull Announces $100 Million Share Repurchase Program

ST. PETERSBURG, FL., April 21, 2026 /PRNewswire/ – Webull Corporation (NASDAQ: BULL) (“Webull” or the “Company”) today announced that its board of directors has authorized a share repurchase program, under which the Company may repurchase up to $100 million of its Class A ordinary shares during the coming 12 months (the “Repurchase Program”).

Under the Repurchase Program, Webull may make repurchases from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. In doing so, the Company may enter into one or more trading plans. The Company plans to fund the Repurchase Program using existing cash and future cash flow. The timing and amount of the shares repurchased pursuant to the Repurchase Program will be decided by Webull based on various factors, including its capital position, liquidity, financial performance, alternative uses of capital, share trading price, regulatory requirements and general market conditions. Webull is not obligated to acquire any specific number of shares and the Repurchase Program may be modified, suspended or discontinued at any time.

“Today’s announcement reflects our continued focus on optimizing our capital structure and delivering long-term value to our shareholders,” said Anthony Denier, Group President and U.S. Chief Executive Officer of Webull. “It demonstrates our confidence in Webull’s long-term outlook, financial position and growth prospects.”

“This share repurchase program reflects our balance sheet strength and our ability to return capital to shareholders while maintaining flexibility to continue investing in our growth priorities.” said H.C. Wang, Chief Financial Officer of Webull.

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About Webull Corporation

Webull Corporation (NASDAQ: BULL) owns and operates Webull, a leading digital investment platform built on next-generation global infrastructure. Through its global network of licensed brokerages, Webull offers investment services in 14 markets across North America, Asia Pacific, Europe, Africa, and Latin America. Webull serves more than 26 million registered users globally, providing retail investors with 24/7 access to global financial markets. Users can put investment strategies to work by trading global stocks, ETFs, options, futures, fractional shares, and digital assets through Webull’s trading platform, which seamlessly integrates market data and information, its user community, and investor education resources. Learn more at www.webullcorp.com. You may also access certain information on Webull and its securities on the website of the U.S. Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, where Webull will, among others, be filing reports, such as Reports on Form 6-K and its Annual Report on Form 20-F.

Contacts

For Investors

ir@webullcorp.com

For Media
5W Public Relations

Nicholas Koulermos
Webull@5wpr.com
(212) 999-5585

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release or other statements of the Company made in connection herewith, including, for instance, statements as to business strategy and plans, future results of operations and financial position, planned products and services, objectives of management for future operations or strategies of the Company, market size and growth opportunities, competitive position and technological and market trends, and the Company’s Repurchase Program, including the expected aggregate amount, the timing and manner of any repurchases, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology.

All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of the Company and its management as of the date of this press release, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the ability of the Company to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees; (2) the reliance of key functions of the Company’s business on third-parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions, failures, security breaches, or computer virus attacks; (3) the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices; (4) the Company’s estimates of expenses and costs, of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service; (5) the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices; (6) the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and digital assets and their respective trading volumes; (7) the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers; (8) the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users; (9) changes in international trade policies and trade disputes that could result in tariffs, taxes or other protectionist measures adversely affecting our business; (10) risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates; (11) risk of further actions taken by various government bodies in the United States that have made the Company the subject of inquiries and investigations relating to concerns about our connections to China; (12) the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability; (13) the risks associated with incorporating artificial intelligence technologies into certain of our products and processes, including potential regulatory, operational, reputational, or compliance challenges; (14) risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organizations; (15) the ability to meet, or continue to meet, stock exchange listing standards; (16) the possibility of adverse developments in pending or new litigation and regulatory investigations; (17) risks relating to our offering of event contracts or prediction market products in the United States, including potential changes in regulatory interpretations or enforcement priorities; (18) risks related to significant disruptions in the cryptocurrency market that negatively impacts user engagement with cryptocurrency trading on our platform; (19) political, regulatory or economic changes that affect cryptocurrencies, including changes in the governance of a cryptocurrency; (20) risks related to the offer and resale of our securities, such as dilution from the issuance of additional Class A ordinary shares upon the exercise of warrants, and increased volatility, or significant declines, in the price of our securities based on increased trading activity and the perception that sales of our securities may occur; (21) risks relating to the Company’s Repurchase Program, including that the program may be suspended, modified or discontinued at any time, and that the actual amount, timing and manner of any repurchases will depend on market conditions, share price, applicable legal requirements, contractual restrictions and other factors; and (22) other risks and uncertainties that are more fully described in filings made, or to be made, by the Company with the SEC, including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC, such as the Company’s Annual Report on Form 20-F filed with the SEC on April 9, 2026. The foregoing list of factors is not exhaustive. Reported results should not be considered an indication of future performance. There may be additional risks that the Company and its management presently do not know about or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this press release may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.